Davis Graham & Stubbs LLP
Attorneys at Law

1550 Seventeenth Street, Suite 500
Denver, Colorado 80202

Telephone 303-892-9400
Facsimile 303-893-1379

April 9, 2009

Via EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:  Stephen Krikorian

Re:          Advance Display Technologies, Inc.
Form 10-KSB for the fiscal year ended June 30, 2008
Form 10-Q for the quarter ended December 31, 2008
File No. 000-15224

Dear Mr. Krikorian:

On behalf of Advance Display Technologies, Inc. (the “Company”), this is to confirm that the Company has received the comments from the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated March 26, 2009, regarding the above referenced filings (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter but requires additional time to fully and appropriately respond to all of the comments made by the Staff.  Accordingly, on behalf of the Company we respectfully request an extension of time to respond to the Comment Letter beyond the 10 business days specified therein.  The Company anticipates submitting to the Staff a response on or before April 30, 2009.

Please fee free to contact the Company’s Chief Executive Officer, Matthew W. Shankle, at (303) 267-0111 or the undersigned at (303) 892-7484 if you have any questions concerning the timetable described above.

Sincerely,

/s/ S. Lee Terry, Jr.
for
Davis Graham & Stubbs llp

cc:           Matthew W. Shankle